UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Form 12b-25

(Mark One)

 [X] Form 10-QSB For the quarter ended March 31, 2001

Commission File Number: 2-89616

     Consolidated Medical Management, Inc.
(Exact name of Registrant as specified in charter)

Montana                                           82-0369233
State or other jurisdiction of               IRS Employer I.D. No.
incorporation or organization

  11829 Florida Blvd, Baton Rouge, LA                         70815
(Address of principal executive offices)                    (Zip Code)

Issuer's telephone number, including area code:             (504) 292-3100

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)  The reasons described in reasonable detail in Part III of this form could be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form
20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on
Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed  due date; and
(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

Due to delay in preparing the Form 10KSB, the financial information is still being assembled for the quarter ended March 31, 2001.

PART III - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

___Peggy Behrens_________          ___504_____         ______292-3100________
     (Name)                       (Area Code)           (Telephone Number)

(2)  `Have all other periodic reports required under Section 13 of 15(d) of the Securities
Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No
(3)  Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                   Consolidated Medical Management, Inc.
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2001            By: /s/ Peggy Behrens
                                      _____________________
                                      Peggy Behrens  - Secretary
                                     (Principal Accounting Officer)